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Exhibit 1.2

MUTUAL TERMINATION OF AGREEMENTS

        This Mutual Termination of Agreements ("Termination Agreement") is entered into and made effective as of March 25, 2003 between Illinois River Energy, LLC, a Delaware limited liability company ("Illinois River") and U.S. Bancorp Piper Jaffray Inc. ("U.S. Bancorp Piper Jaffray").

        WHEREAS, Illinois River and U.S. Bancorp Piper Jaffray entered into an Agency Agreement on January 10, 2003 ("Agency Agreement") pursuant to which U.S. Bancorp Piper Jaffray agreed to act as Illinois River's selling agent on a best efforts basis in connection with the offer and sale of Class A and Class B units by Illinois River; and

        WHEREAS, Illinois River and U.S. Bancorp Piper Jaffray entered into a Financial Services Agreement on July 23, 2002, as amended December 3, 2002 ("Financial Services Agreement") pursuant to which U.S. Bancorp Piper Jaffray agreed to assist Illinois River with developing and evaluating financing strategies and to assist Illinois River in securing the required debt financing for its project;

        WHEREAS, Illinois River and U.S. Bancorp Piper Jaffray both desire to terminate the Agency Agreement and the Financial Services Agreement.

        NOW THEREFORE, in recognition of the above the parties hereto agree as follows:

        1.    Termination and Effective Date.    The parties hereby agree that the Agency Agreement and the Financial Services Agreement are terminated, effective as of the date of this Termination Agreement. Execution and delivery of this Termination Agreement shall not affect any provision of the Agency Agreement or the Financial Services Agreement that by its terms expressly survives the termination of such agreement, except for any provision therein relating to the payment of compensation, commissions or fees to, or expenses of, U.S. Bancorp Piper Jaffray, which subject matters the parties hereto expressly agree shall be governed by the provisions of this Termination Agreement.

        2.    No Fee Obligation.    Illinois River shall have no obligation to pay U.S. Bancorp Piper Jaffray, and U.S. Bancorp Piper Jaffray shall not be entitled to receive, any compensation, commissions or fees under either the Agency Agreement or the Financial Services Agreement. U.S. Bancorp Piper Jaffray represents and warrants to Illinois River that U.S. Bancorp Piper Jaffray has entered into a compensation agreement with Northland Securities, Inc., the broker-dealer that Illinois River has engaged to act as its selling agent and financial services provider, to compensate U.S. Bancorp Piper Jaffray for services provided Illinois River prior to the effective date of this Termination Agreement, at a rate of 25% of the compensation that Illinois River pays Northland Securities, Inc., if any, for services provided to Illinois River as its selling agent and financial services provider. U.S. Bancorp Piper Jaffray agrees to look solely to Northland Securities, Inc. for any compensation or fees for its efforts and services relating to the Agency Agreement or the Financial Services Agreement.

        3.    Expenses.    U.S. Bancorp Piper Jaffray shall apply the unused portion of the Expense Retainer (as defined in the Financial Services Agreement) as payment against outside legal fees incurred by U.S. Bancorp Piper Jaffray in connection with the Agency Agreement and Financial Services Agreement. In addition, U.S. Bancorp Piper Jaffray shall promptly provide Illinois River with an accounting that itemizes all expenses that have been charged against the Expense Retainer. In consideration of this Termination Agreement, Illinois River agrees that payment of the balance of the outside legal fees incurred by U.S. Bancorp Piper Jaffray in connection with the Agency Agreement and Financial Services Agreement, up to a maximum amount of $34,019.00, shall be the sole responsibility of Illinois River. Except for payment of the balance of outside legal fees up to the maximum amount, Illinois River shall have no further obligation or liability to U.S. Bancorp Piper Jaffray for payment or reimbursement of any expenses or fees incurred by U.S. Bancorp Piper Jaffray incident or related to the Agency Agreement or the Financial Services Agreement or this Termination Agreement.

        4.    Disclosure.    The parties agree that either party may disclose this Termination Agreement as it deems necessary to comply with federal or state securities laws or regulations, or rules of the National Association of Securities Dealers, Inc.

        5.    Absence of Written Notice of Claims by Third-Parties.    As of the effective date of this Termination Agreement, Illinois River represents and warrants to U.S. Bancorp Piper Jaffray that (a) Illinois River has not received notice of any action, suit, proceeding or claim by a third-party relating to the services provided by U.S. Bancorp Piper Jaffray under the Agency Agreement or the Financial Services Agreement and (b) Illinois River is not aware of any facts or circumstances which would reasonably be expected to give rise to a claim by Illinois River against U.S. Bancorp Piper Jaffray relating to services provided it by U.S. Bancorp Piper Jaffray under the Agency Agreement or the Financial Services Agreement, provided however that the foregoing representation shall not in any way preclude, limit, modify, or waive any rights or defenses that Illinois River may have under the Agency Agreement or Financial Services Agreement.

        6.    Miscellaneous.    This Termination Agreement and the rights of the parties hereunder will be governed by, interpreted and enforced in accordance with the laws of the State of Minnesota, without regard to its choice of law or conflicts of laws provisions or rules. This Termination Agreement shall be amended or supplemented only by a written instrument executed by each of the parties hereto. This Termination Agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which, taken together, shall constitute one and the same instrument.

        IN WITNESS WHEREOF, the parties have executed this Termination Agreement on the day and year first above written.

ILLINOIS RIVER ENERGY, LLC		U.S. BANCORP PIPER JAFFRAY INC.
By:	/s/ FLOYD SCHULTZ	By:	/s/ FRANK SAIRMAN
Its:	President	Its:	Managing Director

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  Exhibit 1.2
MUTUAL TERMINATION OF AGREEMENTS